# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Triple Flag Precious Metals Corp., CIK 0001829726
CUSIP: 89679M104
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: TD CANADA TRUST TOWER, 161 BAY STREET, SUITE 4535, TORONTO, Ontario Canada (A6), M5J 2S1
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0000902664-23-002314
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Legal Department, Elliott Investment Management L.P., 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 133,248,215; shared voting power 0; sole dispositive power 133,248,215; shared dispositive power 0; aggregate amount beneficially owned 133,248,215 (64.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Triple Flag Precious Metals Corp.
Address of issuer's principal executive offices: TD CANADA TRUST TOWER, 161 BAY STREET, SUITE 4535, TORONTO, Ontario Canada (A6), M5J 2S1
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on March 21, 2023, as amended by Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission on December 31, 2025 (as amended, the "Schedule 13D"). This Amendment No. 2 amends and restates Items 3 and 5(a)-(c) and supplements Items 4, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the Common Shares reported herein is approximately $1,015,541,159.

The Reporting Person may effect purchases of the Common Shares through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 of this Amendment No. 2, including, without limitation, information as to the rights and obligations of the Reporting Person pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Amendment No. 2 for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Person is based upon 206,603,912 Common Shares outstanding as of March 25, 2026, as disclosed in the Annual Information Form for the period ended December 31, 2025, filed as Exhibit 99.1 to the Form 40-F filed by the Issuer with the SEC on March 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Common Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 6, the Reporting Person has not effected any transactions with respect to the Issuer's Common Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Amendment to the Confirmation; Settlement of Confirmation

Immediately prior to the settlement of the Confirmation previously disclosed in Amendment No. 1, TFM Aggregator entered into an amendment to the Confirmation with GSI and GS&Co., pursuant to which the definition of "Applicable Number of Shares" was amended as set forth therein (the "Confirmation Amendment No. 1"). Except as expressly amended, the Confirmation remained in full force and effect. The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, Confirmation Amendment No. 1, which is filed as Exhibit 99.6 hereto.

Thereafter, on March 31, 2026, the Confirmation settled in accordance with its terms, as amended, and TFM Aggregator sold and delivered to GSI 567,512 Common Shares constituting the Applicable Number of Shares under the Confirmation, as amended, at a price of $35.88 per share.

March 2026 Confirmation

On March 31, 2026, the Reporting Person entered into a master confirmation and supplemental confirmations in respect of a variable price forward sale transaction (the "March 2026 Confirmation") among TFM Aggregator, GSI, and GS&Co., as custodian, covering up to 3,880,000 Common Shares in the aggregate (the "Shares"). The March 2026 Confirmation provides for settlement based on the formula agreed to by the parties over a calculation period of up to three months, subject to specified rights retained by TFM Aggregator and GSI's right to earlier termination or settlement in specified circumstances. The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the March 2026 Confirmation, the form of which is filed as Exhibit 99.7 hereto. The Reporting Person intends for TFM Aggregator to remain a significant shareholder of the Issuer and continues to have great confidence in the Issuer's leadership, quality of its assets and strategic direction.

Margin Loan Agreement

The Reporting Person typically finances public equity positions for portfolio management purposes but has not financed the Common Shares to date. The Reporting Person has decided to enter into a customary financing arrangement for the Common Shares. The Reporting Person, in its capacity as investment manager on behalf of Elliott International and Elliott, entered into (i) a Margin Loan Agreement (the "Elliott International Margin Loan Agreement") and a Pledge and Security Agreement (the "Elliott International Pledge Agreement"), each dated March 31, 2026, with Elliott International, as borrower, TFM Aggregator, as pledgor ("Pledgor"), JPMorgan Chase Bank, N.A., as lender, administrative agent and calculation agent ("JPM"), and the other lenders identified therein (collectively, the "Lenders") and (ii) a separate Margin Loan Agreement (the "Elliott Margin Loan Agreement") and a separate Pledge and Security Agreement (the "Elliott Pledge Agreement"), each dated March 31, 2026, with Elliott, as borrower, Pledgor, JPM and the Lenders. The Elliott International Margin Loan Agreement and the Elliott Margin Loan Agreement are referred to collectively as the "Margin Loan Agreements," and the Elliott International Pledge Agreement and the Elliott Pledge Agreement are referred to collectively as the "Pledge Agreements."

Pursuant to the Margin Loan Agreements, (i) Elliott International borrowed an aggregate principal amount of $204 million secured by a first priority security interest in and lien on an aggregate of 15,558,267 Common Shares (the "Elliott International Pledged Securities") and (ii) Elliott borrowed an aggregate principal amount of $96 million secured by a first priority security interest in and lien on an aggregate of 7,321,538 Common Shares (the "Elliott Pledged Securities" and, together with the Elliott International Pledged Securities, the "Pledged Securities"), Elliot International and Elliott may be required to post additional collateral in certain circumstances. The facilities will mature on March 31, 2027.

If either Elliott International or Elliott defaults on its obligations under the applicable Margin Loan Agreement or applicable Pledge Agreement, subject to certain applicable cure periods and notice requirements, the Lenders can declare all amounts outstanding under the applicable Margin Loan Agreement, together with accrued interest, to be immediately due and payable, and if the applicable borrower is unable to pay such amounts, the Lenders may foreclose on, and dispose of, the Pledged Securities in accordance with the applicable Margin Loan Agreement and the applicable Pledge Agreement. Upon the occurrence of certain specified events, the Lenders may require the applicable borrower to prepay all or a portion of the outstanding advances and/or post additional collateral, and may exercise remedies with respect to the Pledged Securities as provided in the Margin Loan Agreements and the Pledge Agreements.

In addition, in connection with each of the Margin Loan Agreements, the Pledgor entered into a separate Limited Recourse Guarantee Agreement (collectively, the "Guarantees") under each of the Elliott International Margin Loan Agreement and the Elliott Margin Loan Agreement, each dated March 31, 2026, in favor of JPM, as administrative agent for the Lenders, pursuant to which the Pledgor guaranteed the obligations of Elliott International and Elliott, respectively, under the applicable margin loan documentation. Each Guarantee is a continuing guarantee of payment and not of collection, but recourse thereunder is limited solely to the collateral, and neither JPM nor any Lender has any other recourse to the Pledgor or its other assets thereunder. Each Guarantee is also subject to certain customary Luxembourg law limitations on the maximum liability of the guarantor.

All voting rights with respect to the Pledged Securities will remain with the Pledgor at all times prior to the enforcement by a Lender upon an event of default under the Margin Loan Agreements and (except following a bankruptcy event of default) delivery of an event of default notice by the Lender. Any dividends or other distributions on the Pledged Securities are required to be paid into the collateral accounts (or, if non-cash property, delivered to the Lenders) and are pledged as additional collateral, in each case subject to the terms of the Margin Loan Agreements and the Pledge Agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.4 Limited Recourse Guarantee Agreement, dated as of March 31, 2026, by Triple Flag Mining Aggregator S.a r.l. in favor of JPMorgan Chase Bank, N.A., as administrative agent for the lenders party thereto, in connection with the Elliott International Margin Loan Agreement.

Exhibit 99.5 Limited Recourse Guarantee Agreement, dated as of March 31, 2026, by Triple Flag Mining Aggregator S.a r.l. in favor of JPMorgan Chase Bank, N.A., as administrative agent for the lenders party thereto, in connection with the Elliott Margin Loan Agreement.

Exhibit 99.6 Amendment to Confirmation, dated as of March 31, 2026, by and among Triple Flag Mining Aggregator S.a r.l, Goldman Sachs International and Goldman Sachs & Co. LLC.

Exhibit 99.7 Form of Confirmation, by and among Triple Flag Mining Aggregator S.a r.l, Goldman Sachs International and Goldman Sachs & Co. LLC.

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (03/31/2026)